Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

September 20, 2022

The following is an English-language translation of an announcement published in Danish on the website of The Drilling Company of 1972 A/S (“Maersk Drilling”):

Information about Danish tax consequences for Danish Maersk Drilling shareholders in connection with the share-for-share exchange offer from Noble Corporation plc.

The Danish Tax Agency has confirmed that Maersk Drilling shareholders, who so wish, can elect to complete the share-for-share exchange as a tax-exempt share-for-share exchange.

The permission is applicable to Maersk Drilling shareholders covered by the Danish Capital Gains Taxation Act, i.e. shareholders that are fully tax liable to Denmark or that have their shares allocated to a Danish permanent establishment (which will only be the case if the Maersk Drilling Shares are considered to be held in a professional capacity).

Maersk Drilling has agreed with the Danish Tax Agency that each Maersk Drilling shareholder following the completion of the share-for-share exchange offer can notify Noble Corporation plc, that the shareholder wishes to elect a tax-exempt share-for-share exchange, and Maersk Drilling and Noble Corporation plc will then collectively inform the Danish Tax Agency of the shareholders’ choice. This means that each shareholder for a period of 8 weeks after the completion of the exchange offer can elect a tax-exempt share-for-share exchange at www.noblecorp.com/Maersk-Drilling-Combination/Tax-Election-for-Danish-Holders which will be available from the date of the completion of the exchange offer (expectedly on 3 October 2022). The shareholder may also contact the Danish Tax Agency directly.

The permission to elect a tax-exempt share-for-share exchange is granted to each individual Maersk Drilling shareholder and not on a per-share basis, and the permission for a tax-exempt share-for-share exchange therefore covers all Maersk Drilling Shares exchanged by the Maersk Drilling shareholder in question. In other words, it is not possible for any Maersk Drilling shareholder to elect a tax-exempt share-for-share exchange for some but not all of the Maersk Drilling Shares held by such shareholder.

The following is a description of the Danish tax consequences related to a tax-exempt share-for-share exchange and a taxable share-for-share exchange. This information is not tax advice, and all Maersk Drilling shareholders are encouraged to seek advice from their own tax advisors about the consequences of electing a tax-exempt share-for-share exchange or a taxable share-for-share exchange.

As mentioned, the election of a tax-exempt share-for-share exchange or a taxable share-for-share exchange cannot be made until after the completion of the share-for-share exchange offer, and this information will be available at investor.maerskdrilling.com together with other practical information.

A tax-exempt share-for-share exchange

By electing a tax-exempt share-for-share exchange, the Maersk Drilling shareholder is not deemed to have made a taxable disposal of the Maersk Drilling shares in connection with the share-for-share exchange.

For Maersk Drilling shareholders who are taxed according to the realisation principle, the Noble Corporation plc shares received are deemed to have been acquired at the same time and for the same amount as the Maersk Drilling Shares exchanged.

For Maersk Drilling shareholders who are taxed according to the mark-to-market principle, the mark-to-market taxation of the Noble Corporation plc shares will continue, and any gain or loss will be calculated as the difference between the value of the Maersk Drilling Shares at the beginning of 2022 (or at the later point in time in 2022 when the Maersk Drilling Shares may have been acquired) and the value of the Noble Corporation plc shares at the end of 2022 (or at the earlier point in time in 2022 when the Noble Corporation plc shares may have been sold).

If the Maersk Drilling shareholder is electing a tax-exempt share-for-share exchange and receives both Noble Corporation plc shares and a cash amount for the Maersk Drilling Shares at a value of up to USD 1,000, the cash amount will be taxable and will be treated as a dividend for purposes of Danish taxation.

A cash amount instead of Noble Corporation plc shares

If any Maersk Drilling shareholder has opted for cash payment instead of Noble Corporation plc shares, and the value of the Maersk Drilling Shares held by such shareholder does not exceed USD 1,000, a tax-exempt share-for-share exchange cannot be elected, and the cash amount will be taxable and will be treated as capital gain for purposes of Danish taxation.

A taxable share-for-share exchange

If any Danish Maersk Drilling shareholder does not actively elect a tax-exempt share-for-share exchange, the share-for-share exchange will be treated as a taxable share-for-share exchange for the relevant Maersk Drilling shareholder.

Under a taxable share-for-share exchange, the Maersk Drilling Shares are deemed to have been sold at a sales price that corresponds to the value of the Maersk Drilling Shares which are exchanged with Noble Corporation plc shares plus any cash amount received from Noble Corporation plc. The Danish Tax Agency has indicated that the sales price for tax purposes of the Maersk Drilling Shares, which are exchanged with Noble Corporation plc shares, shall be determined on the basis of the stock exchange price (closing price) of the Maersk Drilling Shares on Nasdaq Copenhagen on the day on which the conditions of the exchange offer have been fulfilled and it is ascertained that the exchange offer will be completed (the tax disposal date). This occurred on Friday 9 September 2022, where the closing price for Maersk Drilling Shares was DKK 383.6 for each Maersk Drilling Share.

For tax purposes, the sales price of the Maersk Drilling Shares which are exchanged for cash, is the received cash amount, i.e. DKK 340.98 for each Maersk Drilling Share.

The mentioned closing price of the Maersk Drilling Shares is also used for the determination of the acquisition price for tax purposes of the received Noble Corporation plc shares.

The acquisition cost of the Maersk Drilling Shares is their actual acquisition cost. With regard to the Maersk Drilling shares received from the demerger of A.P. Møller - Mærsk A/S completed in 2019, resulting in the formation of Maersk Drilling, the acquisition cost represents the proportionate part of the historical acquisition cost of the A.P. Møller - Mærsk A/S shares that was allocated to the Maersk Drilling shares in connection with the demerger. Additional information of the tax treatment of the demerger in 2019 is available at investor.maerskdrilling.com.

For Maersk Drilling shareholders who are taxed according to the realisation principle, a taxable gain or a deductible loss (which for individual shareholders can be set off against other share income earned on listed shares) can then be calculated based on the acquisition cost and the sales price on the disposal of the Maersk Drilling shares.

For Maersk Drilling shareholders who are taxed according to the mark-to-market principle, a taxable gain or loss on the Maersk Drilling shares is calculated as the difference between the value of the Maersk Drilling Shares in the beginning of 2022 (or at the later point in time in 2022 when the Maersk Drilling Shares may have been acquired) and the value at the tax disposal date, plus any cash amount received from Noble Corporation plc. Furthermore, for 2022, a taxable gain or loss on the Noble Corporation plc shares must be calculated as the difference between the value of the Noble Corporation plc shares at the tax disposal date and the value of the shares at the end of 2022 (or the earlier date in 2022 at which the Noble Corporation plc shares may have been sold).

A share-for-share exchange in connection with a compulsory purchase

A Maersk Drilling shareholder whose shares are compulsory purchased can also elect to exchange the Maersk Drilling Shares to Noble Corporation plc shares. The Danish Tax Agency has indicated that in such situation the sales price for Danish tax purposes of the Maersk Drilling Shares shall be determined on the basis of the stock exchange price (closing price) of the Noble Corporation plc shares on Nasdaq Copenhagen the day when the respective Maersk Drilling shareholder informs of the election to exchange the Maersk Drilling Shares to Noble Corporation plc shares. The tax disposal date is therefore prior to the date on which the Noble Corporation plc shares are delivered and are available for trading (which is expected to be mid-November 2022).

Questions and answers

Do I have to pay tax to receive the Noble Corporation plc shares?

A tax-exempt share-for-share exchange - the mark-to-market principle

- The share-for-share exchange as such does not trigger an immediate tax liability. You will have a taxable gain if the value of your Maersk Drilling Shares at the beginning of 2022 (or at the later point in time in 2022 when you may have bought the Maersk Drilling shares) is lower than the value of your Noble Corporation plc shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Noble Corporation plc shares).

A tax-exempt share-for-share exchange - the realisation principle

- You do not pay any tax on receipt of the Noble Corporation plc shares.

A taxable share-for-share exchange - the mark-to-market principle

- You will have a taxable gain if the value of your Maersk Drilling Shares at the beginning of 2022 (or at the later point in time in 2022 when you may have acquired the Maersk Drilling Shares) is lower than the value of your Maersk Drilling Shares at the tax disposal date. Similarly, if the value of your Noble Corporation plc shares at the tax disposal date is lower than the value of the shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Noble Corporation plc shares), you will have a taxable gain on your Noble Corporation plc shares.

A taxable share-for-share exchange – the realisation principle

- You will have a taxable gain if your acquisition cost for the Maersk Drilling Shares is lower than the sales price obtained for the Maersk Drilling Shares (which corresponds to the value of the Maersk Drilling Shares at the tax disposal date).

Can I deduct a loss for tax purposes when I receive the Noble Corporation plc shares?

A tax-exempt share-for-share exchange - the mark-to-market principle

- The share-for-share exchange as such does not result in a loss. You will have a tax-deductible loss if the value of your Maersk Drilling Shares at the beginning of 2022 (or at the later point in time in 2022 when you may have bought the Maersk Drilling Shares) is higher than the value of your Noble Corporation plc shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Noble Corporation plc shares).

A tax-exempt share-for-share exchange - the realisation principle

- You are not entitled to a tax-deductible loss on receipt of the Noble Corporation plc shares.

A taxable share-for-share exchange - the mark-to-market principle

- You will have a tax-deductible loss if the value of your Maersk Drilling Shares at the beginning of 2022 (or at the later point in time in 2022 when you may have acquired the Maersk Drilling Shares) is higher than the value of your Maersk Drilling Shares at the tax disposal date. Similarly, if the value of the Noble Corporation plc shares at the tax disposal date is higher than the value of the Noble Corporation plc shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Noble Corporation plc shares), you will have a tax-deductible loss on your Noble Corporation plc shares.

A taxable share-for-share exchange - the realisation principle

- You will have a tax-deductible loss if your acquisition cost for the Maersk Drilling Shares is higher than the sales price obtained for the Maersk Drilling Shares. Individual shareholders can set off the loss against gains on equivalent listed shares.

How is the cash amount I receive from Noble Corporation plc at the time of the share-for-share exchange taxed?

A tax-exempt share-for-share exchange

- A cash amount received in connection with a tax exempt share-for-share exchange will be taxable and will be treated as a dividend for purposes of Danish taxation.

A taxable share-for-share exchange

- Any cash amount received in connection with a taxable share-for-share exchange is treated as part of the sales price for your Maersk Drilling Shares, and thus as a capital gain and not as a dividend. If you elect to receive cash consideration for your Maersk Drilling Shares, and the value of your Maersk Drilling Shares does not exceed a value of USD 1,000, you cannot elect a tax-exempt share-for-share exchange, and the cash amount will be taxable and will be treated as capital gain for purposes of Danish taxation.

Important Information

Forward-Looking Statements

This document contains forward-looking statements within the meaning of United States federal securities laws. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document. There can be no assurance that the future developments affecting Noble Corporation (“Noble”), Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Noble Corporation plc (“Topco”) with the U.S. Securities and Exchange Commission (“SEC”). Topco, Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Topco, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC. The Registration Statement includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the draft offer document published by Topco in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco has filed a Danish language version of the offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.